Exhibit 21.1

Name of Entity	Jurisdiction of Incorporation or Organization
Columbus Nova Credit Investments Management, LLC	Delaware
DFR Middle Market CLO Ltd.	Cayman Islands
DFR Middle Market Holdings Ltd.	Cayman Islands
DFR Mortgage LLC	Delaware
DFR Pinetree Holding LLC	Delaware
DFR TRS I Corp.	Delaware
DWFC, LLC	Delaware
Deerfield & Company LLC	Illinois
Deerfield Capital LLC	Delaware
Deerfield Capital Management LLC	Delaware
Deerfield Capital Management (Europe) Limited	U.K.
Deerfield Loan Manager LLC	Delaware
Bulls I Acquisition Corporation	Delaware
Bulls II Acquisition LLC	Delaware
Deerfield Capital Corp.	Delaware